October 1, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jenny O’Shanick
Geoffrey Kruczek

Re:	Flux Power Holdings, Inc.
Draft Registration Statement on Form S-1
Submitted April 21, 2025
CIK No. 0001083743

Ladies and Gentlemen:

On behalf of Flux Power Holdings, Inc. (the “Company”), and in connection with the filing via EDGAR of its Registration Statement on Form S-1 (the “Registration Statement”), this letter responds to the comments set forth in the letter to the Company dated April 28, 2025 from the staff of the Securities and Exchange Commission (the “Staff”).

For your convenience, we have repeated and numbered the Staff’s comments from the April 28, 2025 letter in italicized print, and the Company’s responses are provided below each comment.

General

1.	Please file your remaining exhibits with your next amendment. Note that we may have additional comments on your registration statement following our review of any such exhibits.

In response to the Staff’s comment, the Company has filed the remaining exhibits as part of the Registration Statement.

2.	Please revise to include the delaying amendment legend on the front cover page of the registration statement. Refer to Item 501(a) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the Registration Statement to include the delaying amendment legend from Rule 473 of Regulation C under the Securities Act of 1933 on the front cover page of the Registration Statement.

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* * * * *

Securities and Exchange Commission

October 1, 2025

Please do not hesitate to contact me at (858) 436-8046 if you have any questions or would like additional information regarding this matter.

Very truly yours,

GUNDERSON DETTMER STOUGH

VILLENEUVE FRANKLIN & HACHIGIAN, LLP

/s/ Ryan J. Gunderson

cc:	Krishna Vanka
Flux Power Holdings, Inc.

Kevin Royal
Flux Power Holdings, Inc.

Traci A. Biedermann
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP